UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)

                    -----------------------------------------

                                  ASTRALIS LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    42710H105
                                 (CUSIP Number)

                    -----------------------------------------

                                  Joanne Walker
                             c/o Blue Cedar Limited
                                  P.O. Box 546
                                28-30 The Parade
                           St. Helier, Jersey JE4 8X9
                         Channel Islands, United Kingdom
                                 +44 1534 636211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    -----------------------------------------

                                 August 19, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d.7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71375U 101                   13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Blue Cedar Limited
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     48,484,848 (1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            48,484,848 (see footnote 1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,484,848 (see footnote 1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.8% (2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Blue Cedar beneficially owns: (a) an aggregate of 18,181,818 shares of common stock, par value $.0001 ("Common Stock") of Astralis Ltd., (b) warrants to purchase up to an aggregate of 18,181,818 shares of Common Stock for a period of five years, (c) warrants to purchase up to an aggregate of 12,121,212 shares of Common Stock for a period of twelve months. The warrants may be exercised as of August 17, 2005.

(2) Represents beneficial ownership as per Rule 13d-3 under the Exchange Act and the rules thereunder. If the Blue Cedar warrants were exercised as of August 19, 2005, 121,757,903 shares of common stock of the Issuer would be outstanding of which Blue Cedar would own beneficially 48,484,848 shares of the Issuer.

Item 1. Security and Issuer.

      The securities to which this statement relates are shares of common stock, par value $.0001 per share (the "Common Stock"), of Astralis Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 75 Passaic Avenue, Fairfield, New Jersey 07004.

Item 2. Identity and Background.

      This Schedule 13D is filed by Blue Cedar Limited ("Blue Cedar"). The principal offices of Blue Cedar are located at P.O. Box 546, 28-30 The Parade, St. Helier, Jersey JE4 8X9, Channel Islands, United Kingdom. Blue Cedar is a British Virgin Island corporation. The principal business of Blue Cedar is investment holding and portfolio management.

      During the last five years, neither Blue Cedar nor, to the best knowledge of Blue Cedar, any director or executive officer of Blue Cedar has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On August 19, 2005, in a private placement transaction pursuant to the terms of that certain Securities Purchase Agreement, dated August 17, 2005, by and between the Issuer and Blue Cedar (the "Purchase Agreement"), Blue Cedar purchased, for a purchase price of $2,000,000, securities from the Issuer consisting of: (a) an aggregate of 18,181,818 shares of common stock, par value ..0001 ("Common Stock"), (b) warrants to purchase up to an aggregate of 18,181,818 shares of Common Stock for a period of five years, and (c) warrants to purchase up to an aggregate of 12,121,212 shares of Common Stock for a period of twelve months. Each warrant may be exercised as of August 17, 2005 at an exercise price of $.165 per share. The funds used to purchase the shares of Common Stock and warrants came from Blue Cedar's available working capital.

Item 4. Purpose of Transaction.

      Blue Cedar purchased the shares of Common Stock and warrants of the Issuer for investment purposes. Blue Cedar may, in the future, purchase additional shares of Common Stock in the open market or in privately negotiated transactions and may dispose of the shares it currently owns only in accordance with the terms of the Purchase Agreement.

      Blue Cedar intends to purchase an additional $500,000 of securities of the Issuer on substantially the same terms as set forth above within 30 days and may purchase additional shares thereafter. The Board of Directors of the Issuer has approved an amendment to the Certificate of Incorporation of the Issuer, pursuant to which the Issuer will be authorized to issue an additional 200,000,000 shares of Common Stock. The Amendment will be subject to the approval of the stockholders of the Issuer to be sought at a Special Meeting to be held in the fall of 2005.

      Concurrently with the closing of the private placement, the Issuer and Blue Cedar entered into a stockholder's agreement, dated as of August 17, 2005 (the "Stockholder's Agreement"). Pursuant to the Stockholder's Agreement, Blue Cedar may designate one director to the Board of Directors of the Issuer. Blue Cedar has so designated Manuel Tarabay, an advisor to Blue Cedar, as a member of the Board of Directors.

      Except as set forth in Item 4 above, Blue Cedar does not have a current plan or proposal which relate or would result in an event described in paragraph
(a) through (j) inclusive of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) and (b): As of August 19, 2005, Blue Cedar beneficially and directly owned 48,484,848, shares of common stock consisting of: (a) an aggregate of 18,181,818 shares of Common Stock, (b) warrants to purchase up to an aggregate of 18,181,818 shares of Common Stock for a period of five years, and (c) warrants to purchase up to an aggregate of 12,121,212 shares of Common Stock for a period of twelve months. Such shares constitute beneficial ownership of approximately 39.8% of the total number of shares of Common Stock outstanding as of such date. No director or executive officer of Blue Cedar beneficially owns any shares of Common Stock of the Issuer.

      (c): None.

      (d): No person other than Blue Cedar has the right to receive or the power to direct receipt of dividends, or the proceeds from the sale of the Common Stock of the Issuer.

      (e): Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On August 19, 2005, in a private placement transaction pursuant to the terms of the Purchase Agreement, Blue Cedar purchased, for a purchase price of $2,000,000, securities from the Issuer consisting of: (a) an aggregate of 18,181,818 shares of Common Stock, (b) warrants to purchase up to an aggregate of 18,181,818 shares of Common Stock for a period of five years, and (c) warrants to purchase up to an aggregate of 12,121,212 shares of Common Stock for a period of twelve months. Each warrant may be exercised as of August 17, 2005.

      In conjunction with the private placement, Blue Cedar entered into the Registration Rights Agreement, dated August 17, 2005 with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement requires the Issuer to file a registration statement covering the shares issued in connection with the private placement transaction and the shares underlying the warrants which were also issued in the transaction. If the registration statement is not filed or effective by the dates specified in the agreement, the Company is subject to a penalty of 0.5% per month of the aggregate purchase price.

      Additionally, concurrently with the private placement, the Issuer and Blue Cedar entered into the Stockholder's Agreement. Pursuant to the Stockholder's Agreement, Blue Cedar may designate one director to the Board of Directors of the Issuer. Further, the Issuer agreed not to enter into any service agreement, distribution arrangement or transfer of personnel with any shareholder of the Company owning more than 10% of the outstanding shares of common stock until the Issuer completes Phase II clinical trials of Psoraxine(R). In addition, for a period of two years following the closing date of the private placement, the Issuer granted Blue Cedar certain pre-emptive rights, allowing Blue Cedar to participate in substantially all sales of securities. The Stockholder's Agreement will terminate upon the later of the Blue Cedar Termination Date or August 15, 2008. The "Blue Cedar Termination Date" is the date on which Blue Cedar no longer beneficially owns, in the aggregate, at least 20% of the outstanding common stock of the Company.

Item 7. Materials to be Filed as Exhibits

      Exhibit A     -    Securities Purchase Agreement, dated August 17, 2005 by
                         and between Blue Cedar and the Issuer.

      Exhibit B     -    Registration Rights Agreement, dated August 17, 2005 by
                         and between Blue Cedar and the Issuer.

      Exhibit C     -    Stockholder's Agreement, dated August 17, 2005 by and
                         between Blue Cedar and the Issuer.

      Exhibit D     -    Long Term Warrant, dated August 17, 2005 issued to Blue
                         Cedar by the Issuer.

      Exhibit E     -    Short Term  Warrant, dated August 17, 2005 issued to
                         Blue Cedar by the Issuer.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2005               BLUE CEDAR LIMITED, a British Virgin Island
                                     corporation

                                     By: DERARD LIMITED, a British Virgin Island
                                         corporation, its Director


                                     /s/ Grant Brown
                                     -------------------------------------------
                                     Name: Grant Brown
                                     Title: Director


                                     /s/ Frances Leonard
                                     -------------------------------------------
                                     Name: Frances Leonard
                                     Title: Director

                                INDEX TO EXHIBITS

      Exhibit A     -    Securities Purchase Agreement, dated August 17, 2005 by
                         and between Blue Cedar and the Issuer.*

      Exhibit B     -    Registration Rights Agreement, dated August 17, 2005 by
                         and between Blue Cedar and the Issuer.*

      Exhibit C     -    Stockholder's Agreement, dated August 17, 2005 by and
                         between Blue Cedar and the Issuer.*

      Exhibit D     -    Long Term Warrant, dated August 17, 2005 issued to Blue
                         Cedar by the Issuer.*

      Exhibit E     -    Short Term Warrant, dated  August 17, 2005 issued to
                         Blue Cedar by the Issuer.*

* Incorporated by reference to the Issuer's Quarterly Report on Form 10Q-SB filed with the Securities and Exchange Commission on August 22, 2005.


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